Exhibit 99.6

LETTER TO CLIENTS

Regarding the Offer to Exchange

8% Senior Subordinated Notes due 2011 of The Titan Corporation

that have been registered under the Securities Act of 1933

for

any and all outstanding unregistered 8% Senior Subordinated Notes due 2011 and the

Solicitation of Consents to the Proposed Amendments related to the 8% Senior Subordinated Notes due 2011

To Our Clients:

We are enclosing herewith a Prospectus, dated            , 2003, of The Titan Corporation, a Delaware corporation (“Titan”), relating to the offer by Titan (the “Exchange Offer”) to exchange its new 8% Senior Subordinated Notes due 2011 (the “Exchange Notes”) registered under the Securities Act of 1933, as amended (the “Securities Act”), for a like principal amount of its issued and outstanding unregistered 8% Senior Subordinated Notes due 2011 (the “Outstanding Notes”) upon the terms and subject to the conditions set forth in the Prospectus and the enclosed Letters of Transmittal.

The Prospectus also relates to the solicitation of consents (the “Consents”) by Titan (the “Consent Solicitation”) to proposed amendments (the “Proposed Amendments”) to (a) the Indenture, dated May 15, 2003, among Titan, certain of its domestic subsidiaries as guarantors (the “Guarantors”), and Deutsche Bank Trust Company Americas as trustee (the “Trustee”), pursuant to which the Outstanding Notes were issued (the “Indenture”), and (b) the Registration Rights Agreement, dated as of May 15, 2003 by and among Titan, the Guarantors and the initial purchasers of the Outstanding Notes (the “Registration Rights Agreement”), upon the terms and subject to the conditions set forth in the Prospectus and the enclosed Letters of Transmittal.

Titan is conducting the Consent Solicitation to satisfy its obligations under the merger agreement, dated as of September 15, 2003, related to the proposed merger of Titan with a wholly-owned subsidiary of Lockheed Martin Corporation (“Lockheed Martin”). The proposed merger is conditioned on, among other things, receipt of Consents to the Proposed Amendments from holders (“Holders”) of at least a majority in aggregate principal amount of Outstanding Notes (the “Requisite Consents”).

These Proposed Amendments seek to release the subsidiaries of Titan that are currently Guarantors under the Indenture and remove or amend most of the restrictive covenants and reporting requirements contained in the Indenture. In addition, Titan is seeking the Consents of Holders of Outstanding Notes to provide for the termination of the Registration Rights Agreement following completion of the Exchange Offer. In consideration for consenting to the Proposed Amendments, Holders of Outstanding Notes who return their Consent prior to 5:00 p.m., New York City time, on                        , 2003 (the “Consent Fee Deadline”) will receive a consent fee in an amount equal to            % of the principal amount of the Outstanding Notes held by the Holder (the “Consent Fee”) if the Requisite Consents are received and the proposed merger is completed. If your consent is not received by the Consent Fee Deadline, you will not be paid the Consent Fee. In addition, Lockheed Martin is offering to fully and unconditionally guarantee Titan’s obligations under the Indenture if the Requisite Consents are obtained and the proposed merger is completed.

THE CONSENT FEE DEADLINE IS 5:00 P.M., NEW YORK CITY TIME, ON                , 2003, UNLESS EXTENDED. THE EXPIRATION DATE FOR THE EXCHANGE OFFER AND CONSENT SOLICITATION IS 5:00 P.M., NEW YORK CITY TIME, ON                , 2004, UNLESS EXTENDED. YOUR ABILITY TO WITHDRAW TENDERED NOTES AND CONSENTS IS LIMITED AS DESCRIBED IN THE PROSPECTUS.

The Exchange Offer is not conditioned upon any minimum number of Outstanding Notes being tendered. Titan intends to complete the Exchange Offer even if the proposed merger is not completed. If the proposed merger is not completed for any reason, the Proposed Amendments will not become operative, Lockheed Martin will not become a guarantor of the Notes and consenting Holders will not receive a Consent Fee. If the proposed merger is completed and the Proposed Amendments become operative, Lockheed Martin will become a guarantor of the Notes.

We are the registered Holder or DTC participant through which you hold an interest in the Outstanding Notes. We can only tender your Outstanding Notes pursuant to your instructions. In addition, we can only deliver your Consent as to the Proposed Amendments pursuant to your instructions. We are furnishing the Letters of Transmittal to you for your information only; you cannot use them to tender your Outstanding Notes in the Exchange Offer or the Consent Solicitation.

Pursuant to the enclosed Letters of Transmittal, as applicable, each Holder of Outstanding Notes must make certain representations and warranties. We are asking you to make these representations and warranties in the attached Instruction form that we have provided to you for your use in giving instructions regarding what action we should take in the Exchange Offer and Consent Solicitation with respect to your Outstanding Notes.

We request instructions as to (i) whether you wish to tender any or all of your interest in the Outstanding Notes held by us for your account pursuant to the terms and subject to the conditions of the Exchange Offer, and (ii) whether you wish to deliver Consents, pursuant to the terms and subject to the conditions of the Consent Solicitation. You may instruct us to tender your interest in the Outstanding Notes in the Exchange Offer without delivering Consents in the Consent Solicitation as to such Outstanding Notes. We also request that you confirm that we may, on your behalf, make the representations contained in the applicable Letter of Transmittal.

Please return your Instruction form to us as promptly as possible in order to permit us to take your preferred action, if any, in a timely fashion in light of the Consent Fee Deadline and Expiration Date mentioned above. Please note that your ability to withdraw your tendered Outstanding Notes or your Consent to the Proposed Amendments is limited, as described in the Prospectus.